EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                          Nine Months Ended
                                         February 28 and 29,
                                         ___________________

                                        2005           2004
                                        ____           ____

                                           (in millions)

Net income                             $862.1         $640.6
Income taxes                            459.8          341.9
                                       ______         ______

Income before income taxes            1,321.9          982.5
                                       ______          _____

Add fixed charges
      Interest expense (A)               29.1           32.1
      Interest component of leases (B)   57.3           51.0
                                       ______         ______

Total fixed charges                      86.4           83.1
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,408.3       $1,065.3
                                     ========       ========
Ratio of earnings to total fixed
      charges                            16.3           12.8
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.